UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 30, 2013

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a bhpbilliton

resourcing the future

BHP Billiton Limited

180 Lonsdale Street

Melbourne Victoria 3000 Australia

GPO BOX 86

Melbourne Victoria 3001 Australia

Tel +61 1300 55 47 57 Fax +61 3 9609 4372

bhpbilliton.com

BHP Billiton Plc

Neathouse Place

London SW1V 1BH UK

Tel +44 20 7802 4000

Fax + 44 20 7802 4111

bhpbilliton.com

30 May 2013

To: Australian Securities Exchange London Stock Exchange

cc: New York Stock Exchange JSE Limited

QUEENSLAND COAL SITE TOUR

BHP Billiton advises that the Queensland Coal site tour will continue on Thursday, 30 May 2013 with a tour of the Peak Downs mine and Caval Ridge project.

A copy of the presentation is attached.

The presentation materials will be available on the BHP Billiton website at www.bhpbilliton.com.

Jane McAloon

Group Company Secretary

BHP Billiton Limited ABN 49 004 028 077

Registered in Australia

Registered Office: 180 Lonsdale Street Melbourne Victoria 3000

BHP Billiton Plc Registration number 3196209

Registered in England and Wales

Registered Office: Neathouse Place, London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

BMA

BMA overview

bhpbilliton

resourcing the future

Stephen Dumble

Asset President BMA

30 May 2013

Disclaimer

bhpbilliton

resourcing the future

Forward looking statements

This presentation contains forward looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.

Forward looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward looking statements.

These forward looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward looking statements.

For example, our future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.

Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward looking statements, whether as a result of new information or future events.

Non-IFRS financial information

BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation also includes certain non-IFRS measures including Attributable profit excluding exceptional items, Underlying EBITDA interest coverage, Underlying effective tax rate, Underlying EBIT margin and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review.

UK GAAP financial information

Certain historical financial information for periods prior to FY2005 has been presented on the basis of UK GAAP, which is not comparable to IFRS or US GAAP. Readers are cautioned not to place undue reliance on UK GAAP information.

No offer of securities

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

Reliance on third party information

The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

Queensland Coal site tour, 30 May 2013

Slide 2

Disclaimer

bhpbilliton

resourcing the future

Metallurgical Coal Resources

This presentation includes information on Metallurgical Coal Resources (inclusive of Coal Reserves). Metallurgical Coal Resources are compiled by: R Macpherson (MAIG). This is based on Metallurgical Coal Resource information in the BHP Billiton 2012 Annual Report for all assets. All reports can be found at www.bhpbilliton.com.

All information is reported under the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2004’ (the JORC Code) by the above mentioned person who is employed by BHP Billiton and has the required qualifications and experience to qualify as a Competent Person for Mineral or Coal Resources under the JORC Code. The compiler verifies that this report is based on and fairly reflects the Metallurgical Coal Resources information in the supporting documentation and agree with the form and context of the information presented.

Metallurgical Coal Resource classifications (100% basis) for each province, where relevant, are contained in Table 1.

Table 1

Asset

Measured Resource (million tonnes)

Indicated Resource (million tonnes)

Inferred Rescource (million tonnes)

BHP Billiton interest (%)

Metallurgical coal

CQCA and Gregory JV 2,812 4,524 3,772 50

BHP Mitsui 183 1,119 1,082 80

Illawarra Coal 283 453 589 100

IndoMet Coal 83 33 658 75

Queensland Coal site tour, 30 May 2013

Slide 3

Program

bhpbilliton

resourcing the future

Day 1: Wednesday, 29 May 2013

BHP Billiton Coal overview

Metallurgical coal market outlook

Metallurgical coal financial performance

Metallurgical coal projects

Hay Point overview

Hay Point site visit

Day 2: Thursday, 30 May 2013

BMA overview

Peak Downs site visit

Caval Ridge site visit

Dean Dalla Valle

Vicky Binns

Gideon Oberholzer

Phil Hynes

Stephen Dumble

Stephen Dumble

Queensland Coal site tour, 30 May 2013

Slide 4

Key themes

bhpbilliton

resourcing the future

• A capable management team with deep operational and commercial expertise

• Continued improvement in our HSEC performance

• Unparalleled resource position in the world’s premier coal basin

• Our unique infrastructure underpins our competitive advantage

• Strong recent recovery in production following wet weather and industrial activity

• We have delivered significant cost savings with more to come

• A performance based culture will drive greater productivity and increase returns from installed infrastructure

Queensland Coal site tour, 30 May 2013

Slide 5

Operationally experienced leadership team

bhpbilliton

resourcing the future

Asset President

Stephen Dumble

Head of Finance

Gerhard Ziems

Head of Projects

Marco Pires

Head of Business

Development

Geoff Streeton

Head of Production – Mining

Brandon Craig

Head of Production – Rail, Port, Infrastructure

Gordon Carlyle

Head of Resource,

Planning and Development

Mick Spencer

Head of Technology Development

Steve Hadwen

Head of Alliance Planning and Coordination

Michelle Ash

Head of Health, Safety and Environment

Steve Rae

Head of Human Resources

Nick Lake

Head of External Affairs

Vincent Cosgrove

Queensland Coal site tour, 30 May 2013

Slide 6

Relentless focus on keeping our people safe

bhpbilliton

resourcing the future

BMA Total Recordable Injury Frequency

(TRIF, 12 month moving average)

16

12

8

4

0

TRIF

Fatality

Jun 08 Jun 09 Jun 10 Jun 11 Jun 12

Queensland Coal site tour, 30 May 2013

Slide 7

Investing to build strong relationships with our local communities bhpbilliton

resourcing the future

E-reefs partnership

CQU Indigenous Chair

Shave for a Cure

BMA Kidspace Mackay

Delivering Affordable Housing

Rescue Helicopter Partnership

Moranbah District Support Services

Local Buying Program

Queensland Coal site tour, 30 May 2013

Slide 8

The Bowen Basin is the premier metallurgical coal basin

bhpbilliton

resourcing the future

• Large coal resources support long mine lives

• Predominately high quality hard coking coal

• Flat topography, favourable geology and thick coal seams are conducive to efficient mining operations

• Established infrastructure with relatively short transport distances to deep water export terminals

• Proximity to key growth markets

SW CROSS-SECTION NE

Rangal Coal Measures

Moranbah Coal Measures

Queensland Coal site tour, 30 May 2013

Slide 9

Our resource, people and infrastructure underpin our competitive advantage bhpbilliton
resourcing the future

- We are the largest private employer in Central Queensland with ~10,000 employees and contractors
- We have seven mines in operation with coal resources of 11.1 billion tonnes[1] (100% basis)
- In FY12 we moved 1.4 billion tonnes of material, more than four times that of our Western Australia Iron Ore business
- Key BMA fleet statistics
  - 35 draglines (world's largest fleet)
  - 32 shovels and excavators
  - 182 dump trucks
  - 162 dozers
  - 141 loaders



Abbot Point
Bowen
Collinsville
Mackay
DBCT
Hay Point
South Walker Creek
Goonyella Riverside
Broadmeadow
Moranbah
Daunia
Poitrel
Caval Ridge
Peak Downs
Saraji
Dysart
Norwich Park
Gregory Crinum
Emerald
Blackwater
Rockhampton
Blackwater
Gladstone
BMA operations
BMC operations
Under construction
Mine
Port
Rail
0
100km

1. Coal Resources are tabulated in Disclaimer Table 1.

Queensland Coal site tour, 30 May 2013
Slide 10

BMA is currently operating at supply chain capacity

bhpbilliton

resourcing the future

• Industrial action and wet weather severely constrained production in FY11 and FY12

• Strong recovery in production following conclusion of the BMA enterprise agreement in October 2012

• We have optimised the portfolio with the temporary closure of the high cost Norwich Park and Gregory open cut mines

• With completion of our projects BMA capacity will be 59 mtpa (100% basis)

• We are focused on our productivity agenda

– maximise utilisation of installed capacity and debottleneck the system

– reduce operating costs

– complete projects in execution

BMA production capacity1

(million tonnes per annum, 100% basis)

80

60

40

20

0

49

44

40 37

10

5

59

FY10

FY11

FY12

FY13e

Latent

capacity

Projects in execution

FY15e

1. Includes major projects in execution; FY15 capacity excludes Norwich Park and Gregory nominal capacity.

Queensland Coal site tour, 30 May 2013

Slide 11

We are better prepared to respond to future heavy rainfall events bhpbilliton

resourcing the future

• We experienced significant water accumulation from record wet seasons in FY10, FY11 and FY12

• In response, we implemented a comprehensive program of work

– A$100 million invested in increased piping and pumping capacity

– landform work to protect open mining areas

– increased discharge capacity

– wider discharge windows following assessment of salinity impacts and environmental authority amendments

– on site water evaporation

• Our discharge performance is fully compliant

• Our actions will reduce risk surrounding future heavy rainfall events

Goonyella Riverside pumps – discharge capacity 6870 litres/second

Peak Downs rapid discharge facility

Saraji irrigation

Queensland Coal site tour, 30 May 2013

Slide 12

We will improve productivity by targeting the bottlenecks

bhpbilliton

resourcing the future

• We have a clear understanding of our installed capacity, the performance benchmarks and the bottlenecks

• Pre-strip remains the system bottleneck

– it is the highest cost contributor with shovel utilisation the key to higher productivity

• We have implemented several measures to increase productivity

– new larger 797 trucks

– increased availability (benefits from 1SAP)

– focused on planning, measurement and management

• We are also lifting individual truck hours

– improved shift change processes

– in-pit truck refuelling

– optimised truck cycle times

– upgraded dispatch and reporting systems

– implemented through crew engagement and empowerment

BMA 797 truck fleet targeted improvement

(hours/month, index, FY13e = 100)

150

100

50

0

FY13e

Availability

Utilisation

FY14e

Goonyella 797 truck fleet utilisation

(annualised hours)

6,000

4,000

2,000

0

Sep 11

Oct 11

Nov 11

Dec 11

Jan 12

Feb 12

Mar 12

Apr 12

May 12

Jun 12

Jul 12

Aug 12

Sep 12

Oct 12

Nov 12

Dec 12

Queensland Coal site tour, 30 May 2013

Slide 13

A performance based culture will drive greater productivity

bhpbilliton

resourcing the future

• We are driving improvement with a “Lean” based approach

– extensive use of visual performance metrics

– important metrics are monitored from operations to crew level

– workforce participation in planning, measurement and in corrective action

– individual crew and operator performance analysis, allows for coaching

• Effective employee engagement and a performance based culture will drive greater productivity and increase returns from installed infrastructure

Queensland Coal site tour, 30 May 2013

Slide 14

We continue to “plan the work and work the plan”

bhpbilliton

resourcing the future

• Planned work is more efficient and drives greater accountability

• Our systems are driving an increased focus on planning to improve equipment availability and labour efficiency

• We have noted a significant improvement in performance since the implementation of 1SAP in September 2012

• We have a disciplined work management process for planning, scheduling and execution

– targeting 80% of work planned (weekly)

– targeting 80% adherence to schedule on the day

– schedule > 80% of available hours

• Benchmarking supports our pursuit of best practice

Work management performance

(%)

100

80

60

40

20

0

Target

Sep 12 Oct 12 Nov 12 Dec 12 Jan 13 Feb 13 Mar 13

Planned and scheduled work

Adherence to schedule done on the day

Queensland Coal site tour, 30 May 2013

Slide 15

Our bottom-up approach will reset our cost base

bhpbilliton

resourcing the future

• Cost reviews have been completed for all operations

• We have set clear targets to rebase costs

• Our cost reduction focus stretches across the operations

– mining in the right area and at the lowest cost

– full visibility of capacity, maximise productivity of BMA assets

– eliminate excess equipment and related cost

• We will displace excess contractor volumes and renegotiate rates for remaining volumes

• We will schedule all remaining contractor resources to maximise performance

BMA

Queensland Coal site tour, 30 May 2013

Slide 16

Leveraging technology to deliver value for our shareholders

bhpbilliton

resourcing the future

• Longwall Top Coal Caving at Broadmeadow

– first installation in Queensland

– expect to lift recoveries from ~60% to 90% in the Goonyella Middle Seam

– increases production rates with design capacity of over 8 mtpa

– lowers unit costs

• Equipment automation

– automated drill trial underway at Blackwater mine

– autonomous haul trucks successfully trialled at New Mexico Coal with WAIO next to implement

• Integrated Remote Operations Centre (IROC)

– WAIO facility fully functional

– BMA assessment is well progressed

Longwall top coal caving shield

Autonomous drill rig in operation at BMA

Queensland Coal site tour, 30 May 2013

Slide 17

Providing operational flexibility and increased employee choice bhpbilliton

resourcing the future

• A new three year BMA Enterprise Bargaining Agreement was signed in October 2012

– agreement covers seven BMA mines

– enables BMA to more effectively run its business

– removed constraints and lowered ancillary costs

– provides flexibility on accommodation and commute

• There is a strong focus on leadership development and delivering on commitments in the new agreement

• Other agreements are typically three years in duration with varying expiry dates

• We now have a portfolio of employment options including residential, regional commute and FIFO

– Daunia and Caval Ridge will be FIFO from Cairns and Brisbane

BMA

Queensland Coal site tour, 30 May 2013

Slide 18

Key themes

bhpbilliton

resourcing the future

• A capable management team with deep operational and commercial expertise

• Continued improvement in our HSEC performance

• Unparalleled resource position in the world’s premier coal basin

• Our unique infrastructure underpins our competitive advantage

• Strong recent recovery in production following wet weather and industrial activity

• We have delivered significant cost savings with more to come

• A performance based culture will drive greater productivity and increase returns from installed infrastructure

Queensland Coal site tour, 30 May 2013

Slide 19

bhpbilliton

resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: May 30, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary